Exhibit 1.2

CBOL stock subscriber letter

D R A F T

Dear __________________,

Thank you for your investment in Citizens Independent Bancorp, Inc. We are excited about the future of our Company and we hope that you are as well.

This letter is to update you on a development in connection with your purchase of shares of Citizens.

Background

As you know, the offering price for which you purchased shares was $15.39 per share, or 90% of book value per share ($17.10) as of September 30, 2013.

As we disclosed in our recent filings with the Securities and Exchange Commission, during the 2013 year-end accounting process, Citizens discovered an accounting error in the reconciliation of the ATM settlement account that relates to 2012 and prior years. Essentially a programming error resulted in undercollection of ATM fees due to Citizens.

As a result of this program error, net income for 2012 was overstated by $344,000. To correct the error, Citizens restated its books for 2012, increasing the net loss already reported to you by $344,000. This increased net loss for 2012 causes a reduction in the per share book value of the Company as of September 30, 2013 from $17.10 to $16.10. Because we determined the price of our stock in the offering based upon the per share book value of the Company as of September 30, 2013, and because the book value of the Company as of September 30, 2013 has been decreased as a result of the restatement referenced above, the Board of Directors of the Company is amending the offering terms to provide the two options described below and as described in more detail in the enclosed prospectus. A summary of this amendment is provided in this letter below but you should refer to the enclosed prospectus for a complete description of this amendment.

Option 1 – Rescission Right

Any purchaser of stock in the rights offering or the public offering who wishes to rescind his or her purchase may do so by sending no later than June 25, 2014, the enclosed election form properly completed together with the applicable stock certificate(s) representing such stock by certified mail or reputable overnight courier, addressed to the attention of:

Ron Reed, President, Citizens Independent Bancorp, Inc., 188 West Main Street, Logan 43138.

Upon receipt of the completed election form and accompanying stock certificates, the Company will promptly refund to each such rescinding purchaser the full subscription amount paid by him or her.

Option 2 – Partial Refund based upon Adjusted Offering Price

Any purchser that does not wish to rescind his or her purchase of stock in the offering or that does not complete and deliver to the Company an election form by June 25, 2014 will receive a partial refund of his or her original subscription payment. The amount of the refund will be equal to $0.90 for each share purchased in the offering. The $0.90 per share refund is equal to the difference between the original offering price of $15.39 and the adjusted offering price of $14.49, which takes into account the restatement of the Company’s 2012 financials. Any purchaser that wishes to elect Option 2 may complete an election form by selecting Option 2 and returning it to the Company by certified mail or reputable overnight courier, no later than June 25, 2014, addressed to the attention of:

Ron Reed, President, Citizens Independent Bancorp, Inc., 188 West Main Street, Logan 43138.

Any purchaser who does not complete and deliver to the Company an election form by June 25, 2014 will be deemed to have selected Option 2 and will receive a partial refund as described under Option 2 herein.

Formula to determine the amount of the partial refund:

Original number of shares purchased multiplied by $0.90 = Partial Refund

After the completion of the offering on June 27, 2014, the Company will promptly pay any purchaser that selected Option 2 or that did not complete and deliver an election form by June 25, 2014, the partial refund described in Option 2 herein.

Extension of the Offering

The Company originally intended to continue the public offering at the new $14.49 per share subscription price until April 30, 2014; however, because of the events described herein, the Board of Directors of the Company believes that it is appropriate to extend the public offering period until June 27, 2014. The Board of Directors also believes that it is unlikely that subscribers in the offering will exercise rescission rights in sufficient volume to cause the total amount raised by the Company in the offering (including the amount raised during the remaining period of the public offering) to be less than the $2,500,000 Minimum Subscription Condition. However, in the event that higher-than-expected rescissions cause the Minimum Subscription Condition not to be satisfied at the time of the expiration of the public offering, the Company will return to each subscriber his or her subscription amount promptly following such expiration (upon presentment of the stock certificate(s) that were issued to such subscriber in the offering).

Enclosed with this letter is the Amended Prospectus for the offering which describes this situation in more detail.

We also wanted to take the opportunity in this letter to report some good news. As we stated above, the offering per share price has been adjusted to $14.49, which is 90% of the book value of Citizens as of September 30, 2013. As a result of favorable operations and collections, the per share book value of Citizens as of March 31, 2014 was $16.26. In other words, the per share book value of the Company as of March 31, 2014 is 12.18% higher than the adjusted price at which you purchased your shares in the offering.

We thank you for your continuing support of our Company, and for your commitment to the important goal of seeing to it that our region continues to be served by an independent, locally owned bank.

In the meantime, your bank and its leadership and staff continue to move forward to rebuild and recapitalize the Company after the events reported in 2012. If you have any questions regarding any of the information in this letter, please do not hesitate to call me. Your assistance is greatly appreciated.

Sincerely,

Donald Wood, Chairman